SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 17, 2012

Commission File Number: 001-10306 and 001-34718

The Royal Bank of Scotland Group plc and
The Royal Bank of Scotland plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                               X                                       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                                                          No                              X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File Nos. 333-162219 and 333-162219-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

THE ROYAL BANK OF SCOTLAND GROUP plc and
THE ROYAL BANK OF SCOTLAND plc

TABLE OF CONTENTS

Item
U.S. Tender Offer Announcement – Final Results	1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

SEPTEMBER 17, 2012

THE ROYAL BANK OF SCOTLAND PLC CASH TENDER OFFER FOR CERTAIN U.S. DOLLAR SECURITIES:  ANNOUNCEMENT OF FINAL RESULTS

On September 5, 2012, the Royal Bank of Scotland plc (the “Offeror”) invited holders of the securities listed below (the “Securities”) to tender any and all of their Securities for purchase by the Offeror for cash (the “Offers”) on the terms of, and subject to the conditions contained in, a tender offer memorandum dated September 5, 2012 (the “Tender Offer Memorandum”).  Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Tender Offer Memorandum.

Further to such invitation, the Offeror announced at 9.30 a.m. (New York City time) on September 14, 2012 (i) the Fixed Rate Purchase Price in respect of each Series of Fixed Rate Securities and (ii) the Accrued Interest in respect of each Series of Securities.

The Offers expired at 12:30 p.m. (New York City time) on September 14, 2012.  The Offeror hereby informs Holders that the aggregate principal amount of each Series of Securities validly tendered and to be accepted for purchase is set out in the table below, and each Holder who validly tendered and had its securities accepted is entitled to receive on the Settlement Date, which is expected to be September 18, 2012, the applicable Purchase Price plus the applicable Accrued Interest.

Title of Floating Rate Note	ISIN	CUSIP	Principal Amount Outstanding	Floating Rate Purchase Price*	Aggregate Principal Amount Accepted for Purchase
Floating Rate Notes due 2013	US78010XAF87	78010XAF8	U.S.$750,000,000	U.S.$1,015	U.S.$261,552,305.00

Title of Fixed Rate Note	ISIN	CUSIP	Principal Amount Outstanding	Fixed Spread	Fixed Rate Purchase Price*	Aggregate Principal Amount Accepted for Purchase
3.40% Senior Notes due 2013	US78010XAD30	78010XAD3	U.S.$1,500,000,000	+95 basis points	U.S.$1,020.33	U.S.$435,624,791.85
3.25% Senior Notes due 2014	US78010XAJ00	78010XAJ0	U.S.$500,000,000	+70 basis points	U.S.$1,030.01	U.S.$251,052,577.38
4.875% Senior Notes due 2014	US78010KCV98 (Reg S) US78010JCV26 (Rule 144A)	78010KCV9 (Reg S) 78010JCV2 (Rule 144A)	U.S.$2,000,000,000	+135 basis points	U.S.$1,062.26	U.S.$496,306,992.68
4.875% Senior Notes due 2015	US78010XAC56	78010XAC5	U.S.$2,000,000,000	+135 basis points	U.S.$1,077.63	U.S.$863,405,777.04
3.95% Senior Notes due 2015	US78010XAG60	78010XAG6	U.S.$2,000,000,000	+145 basis points	U.S.$1,063.17	U.S.$894,802,146.12
4.375% Senior Notes due 2016	US78009PCC32	78009PCC3	U.S.$1,500,000,000	+200 basis points	U.S.$1,055.98	U.S.$53,380,844.98
5.625% Senior Notes due 2020	US78010XAE13	78010XAE1	U.S.$1,498,000,000	+200 basis points	U.S.$1,122.50	U.S.$299,837,710.00
6.125% Senior Notes due 2021	US78010XAK72	78010XAK7	U.S.$1,500,000,000	+180 basis points	U.S.$1,178.40	U.S.$724,284,705.60

*
Per U.S.$1,000 in principal amount. In addition to the Floating Rate Purchase Price or the Fixed Rate Purchase Price, as applicable, holders will receive accrued and unpaid interest (if any) on the relevant Securities from (and including) the immediately preceding interest payment date for such Securities to (but excluding) the Settlement Date.

FURTHER INFORMATION

Global Bondholder Services Corporation has been appointed by the Offeror as Tender Agent (the “Tender Agent”) for the purposes of the Tender Offer.

RBS Securities Inc., an affiliate of the Offeror, has been appointed as Global Arranger and Lead Dealer Manager in connection with the Offers.  Morgan Stanley & Co. LLC and SG Americas Securities, LLC (together with RBS Securities Inc.) have been appointed as Joint Dealer Managers and ABN AMRO Securities (USA) LLC, Banca IMI Securities and BBVA Securities Inc. have been appointed as Co-Dealer Managers for the purposes of the Offers.

Requests for information in relation to the Offers should be directed to:

GLOBAL ARRANGER AND LEAD DEALER MANAGER

RBS Securities Inc.
600 Washington Boulevard
Stamford, CT 06901
United States
Attention: Liability Management
+1 (203) 897-4825 (collect)
+1 (877) 297-9832 (toll-free)

JOINT DEALER MANAGERS

Morgan Stanley & Co. LLC 1585 Broadway | Floor 04 New York, NY 10036 United States Attention: Liability Management Phone: +1 (212) 761 1057 US Toll Free: +1 (800) 624 1808	SG Americas Securities, LLC 1221 Avenue of the Americas New York, NY 10020 United States Attention: High Grade Syndicate Desk Collect: +1 (212) 278 6964

TENDER AGENT
GLOBAL BONDHOLDER SERVICES CORPORATION 65 Broadway – Suite 404 New York, New York 10006 United States Banks and Brokers, Call Collect: +1 (212) 430-3774 All Others Call Toll Free: +1 (866) 924-2200

NOTICE

Subject to applicable law, the Offeror or any of its affiliates may at any time and from time to time following completion of the Offers purchase remaining outstanding Securities by tender, in the open market, by private agreement or otherwise on such terms and at such prices as the Offeror, or if applicable, its affiliates may determine. Such terms, consideration and prices may be more or less favourable than those offered pursuant to the Offers.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Caroline V. Storrie
Name: Caroline V. Storrie
Title: Assistant Secretary

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Caroline V. Storrie
Name: Caroline V. Storrie
Title: Assistant Secretary